EXHIBIT 99.1

AVINO SILVER & GOLD MINES LTD.	T 604.682.3701 Suite 900, 570 Granville Street ir@avino.com F 604.682.3600 Vancouver, BC V6C 3P1 www.avino.com

NYSE-MKT: ASM

TSX-V: ASM

FSE: GV6

November 28, 2016

Avino Announces Closing of Bought Deal Offering

Avino Silver & Gold Mines Ltd. (ASM: TSX.V, ASM: NYSE–MKT: ASM; “Avino” or the “Company”) further to the Company’s press release dated November 21, 2016, the Company is pleased to announce that it has closed the bought deal financing with Cantor Fitzgerald Canada Corporation, as sole bookrunner, and Rodman & Renshaw, a unit of H.C. Wainwright & Co., LLC, as lead manager, Euro Pacific Capital, Inc., Roth Capital Partners, LLC, Echelon Wealth Partners Inc. and Haywood Securities Inc., as co-managers (collectively, the “Underwriters”), for the issuance of 7,124,430 units of the Company (the "Units") at the price of US$1.57 per Unit (the "Issue Price") for aggregate gross proceeds of US$11,185,355.10 (the "Offering") in Canada and the United States of America. Each Unit consisted of one (1) common share of the Company (the “Common Shares”) and one-half (1/2) of one common share purchase warrant (the “Warrants”). Each whole Warrant is exercisable to purchase one (1) additional Common Share at an exercise price of US$2.00, subject to adjustment, until November 28, 2019.

The Underwriters have exercised their over-allotment option in part to purchase 754,430 Units at the Issue Price per Unit (which is included in the gross proceeds above).

The Company intends to use the net proceeds of the Offering to advance the exploration and development of the Company’s Avino Mine, exploration and development activities on the Bralorne Mine property in British Columbia, both of which are expected to receive major upgrades in 2017, and for general working capital. The Company believes that this capital raise strengthens the Company’s balance sheet and is integral to the Avino strategy for growth.

The Offering was made by way of prospectus supplements dated November 21, 2016 to the Company’s existing Canadian short form base shelf prospectus (the “Base Shelf Prospectus”) dated November 10, 2016, and U.S. registration statement on Form F-10 dated November 18, 2016 (the “Registration Statement”). The prospectus supplements relating to the Offering (together with the Base Shelf Prospectus and the Registration Statement, the “Offering Documents”) were filed with the securities commissions in all of the Provinces of Canada, except Quebec, and with the United States Securities and Exchange Commission (the “SEC”). The Offering Documents contain important detailed information about the securities offered, and copies of the Underwriting Agreement and the Offering Documents are available for free by visiting the Company’s profiles on the SEDAR website maintained by the Canadian Securities Administrators at www.sedar.com or the SEC’s website at www.sec.gov, as applicable.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities, nor will there be any sale of the securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of any such jurisdiction.

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About Avino:

Avino's mission is to create shareholder value through profitable organic growth at the historic Avino property near Durango, Mexico, and the Bralorne Mine property in southwestern British Columbia, Canada. We are committed to managing all business activities in an environmentally responsible and cost-effective manner while contributing to the well-being of the communities in which we operate.

ON BEHALF OF THE BOARD

“David Wolfin”

David Wolfin

President & Chief Executive Officer

Safe Harbor Statement - This news release contains "forward-looking information" and "forward-looking statements" (together, the "forward looking statements") within the meaning of applicable securities laws and the United States Private Securities Litigation Reform Act of 1995, including our belief as to the use of proceeds from the Offering and the Company’s plans for production for its Avino property and Bralorne Mine property. These forward-looking statements are made as of the date of this news release and the dates of technical reports, as applicable. Readers are cautioned not to place undue reliance on forward-looking statements, as there can be no assurance that the future circumstances, outcomes or results anticipated in or implied by such forward-looking statements will occur or that plans, intentions or expectations upon which the forward-looking statements are based will occur. While we have based these forward-looking statements on our expectations about future events as at the date that such statements were prepared, the statements are not a guarantee that such future events will occur and are subject to risks, uncertainties, assumptions and other factors which could cause events or outcomes to differ materially from those expressed or implied by such forward-looking statements.

Such factors and assumptions include, among others, our ability to use the proceeds from the Offering as expected, the effects of general economic conditions, the price of gold, silver and copper, changing foreign exchange rates and actions by government authorities, uncertainties associated with legal proceedings and negotiations and misjudgments in the course of preparing forward-looking information. In addition, there are known and unknown risk factors which could cause our actual results, performance or achievements to differ materially from any future results, performance or achievements expressed or implied by the forward-looking statements. Known risk factors include risks associated with project development; the need for additional financing; operational risks associated with mining and mineral processing; fluctuations in metal prices; title matters; uncertainties and risks related to carrying on business in foreign countries; environmental liability claims and insurance; reliance on key personnel; the potential for conflicts of interest among certain of our officers, directors or promoters of with certain other projects; the absence of dividends; currency fluctuations; competition; dilution; the volatility of the our common share price and volume; tax consequences to U.S. investors; and other risks and uncertainties. Although we have attempted to identify important factors that could cause actual actions, events or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. We are under no obligation to update or alter any forward-looking statements except as required under applicable securities laws.

Cautionary Note to United States Investors - The information contained herein and incorporated by reference herein has been prepared in accordance with the requirements of Canadian securities laws, which differ from the requirements of United States securities laws. In particular, the term "resource" does not equate to the term "reserve". The Securities Exchange Commission's (the "SEC") disclosure standards normally do not permit the inclusion of information concerning "measured mineral resources", "indicated mineral resources" or "inferred mineral resources" or other descriptions of the amount of mineralization in mineral deposits that do not constitute "reserves" by SEC standards, unless such information is required to be disclosed by the law of the Company's jurisdiction of incorporation or of a jurisdiction in which its securities are traded. U.S. investors should also understand that "inferred mineral resources" have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Disclosure of "contained ounces" is permitted disclosure under Canadian regulations; however, the SEC normally only permits issuers to report mineralization that does not constitute "reserves" by SEC standards as in place tonnage and grade without reference to unit measures.

Neither TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.

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